Exhibit 10.1

Hari N. Nair

600 N Lake Shore Drive #2905

Chicago, IL 60611

November 5, 2018

Dear Hari:

I am pleased to document our offer of employment to you, as further described in this letter agreement and any related documentation (this “Offer”). Under the terms of the Offer, you will be an employee of Delphi Powertrain International Services Company, LLC and will be seconded to Delphi Powertrain Systems Management Limited (the “Company”) to serve as the Interim Chief Executive Officer of the Company. Your principal place of employment will be your home office in Chicago, Illinois, United States, subject to business-related travel to the Company’s corporate headquarters in London and other applicable locations in the course of the performance of your duties.

The following provides a summary of your compensation details regarding the Offer:

Base Salary: During your employment, effective October 5, 2018, your “Base Salary” will be US$183,125 per calendar month, payable in accordance with the Company’s normal payroll practices. The amount of Base Salary will be pro-rated for a partial month of employment.

Equity Compensation: For the period of your employment, you will be awarded “Stock Compensation” in accordance with the following:

(a)

Subject to the provisions of this letter agreement, for each month of your employment (which shall be the period from the 5th day of a calendar month to the 5th day of the next calendar month, beginning with October 5, 2018), you will be awarded “Stock Compensation” equal to that number of ordinary shares of the Company (“Shares”) equal to (a) US$175,000 divided by (b) the average of the closing prices of a Share for the ten (10) trading days immediately preceding October 24, 2018. The amount of Stock Compensation for any month of employment will be pro-rated for a partial month of employment.

(b)

The Stock Compensation for each month of your employment will be awarded to you on the last day of the applicable month of your employment (that is, the 5th day of the month upon which you complete the month of employment); provided, however, that the Stock Compensation for the period beginning on October 5, 2018 through January 5, 2019 will be awarded to you on January 5, 2019 and the number of shares included in such award of Stock Based Compensation shall be equal to the number of shares that would otherwise have been awarded to you for each month of employment included in such period multiplied by three (3).

(c)

If your employment terminates prior to the last day of a month (or prior to January 5, 2019 in the case of the first payment of Stock Compensation described in paragraph (b), the pro-rated portion of your Stock Compensation for the applicable period will be paid on the date that it would have otherwise been paid or such earlier date determined by the Company (but in no event shall you be able to elect the year of payment).

(d)

The Shares awarded to you as Stock Compensation will be issued pursuant to the Delphi Technologies PLC Long-Term Incentive Plan (the “LTIP”) and will be treated as the grant of share of Restricted Stock under the LTIP on each date that an award is made. The Shares will be fully vested from and after the date that they are awarded. This letter agreement shall be considered the Award Document for purposes of the LTIP and the award of Shares is subject to the terms and conditions of the LTIP.

(e)

The award of Stock Compensation provided herein is conditioned upon (and will not become effective unless and until) you execute and return a Confidentiality and Noninterference Agreement in the form attached hereto as Exhibit A.

Board Service: During your employment, you will continue to serve on the Board of Directors of the Company. You will not receive any additional compensation (other than as described in this letter) for Board service during the period of your employment.

Benefits: In addition to the compensation elements described above, you will also be eligible for the broad-based benefit package offered to U.S. executives of the Company in accordance with the terms of the various arrangements.

Business Expenses: You are authorized to incur reasonable business related expenses in the performance of your duties and you will be reimbursed for such, including transportation from home in the United States to London (or other applicable locations) for businesses purposes, as provided in the Company’s business expense policy. The Company will also provide you with the use of an apartment or other appropriate accommodations while you are in London on business.

Withholding: As you would expect, all compensation and payments referred to in this Offer will be subject to applicable tax withholding.

Tax Equalization: You will be subject to the provisions of the Company’s tax equalization policy for employees seconded from the United States to the United Kingdom. You will also be notified and subject to revisions of the policy that may be issued during your assignment. The tax equalization policy is designed to assure that you do not incur additional tax liability as a result of your secondment in excess of the tax liability that you would have incurred in the United States had you not been seconded. During the course of your secondment, a hypothetical tax will be computed and withheld from your monthly Base Salary, which is an approximation of your annual tax liability on your base income had your principal work location remained in the State of Illinois, United States. Your Stock Compensation is also subject to the hypothetical tax.

If you receive any commissions, bonuses or incentives in addition to Base Salary and Stock Compensation, they are also subject to the hypothetical tax. The final hypothetical tax will be calculated by an accounting program as your tax return is finalized each year, which determines your final actual income tax obligation for the year. The Company will be responsible for home and/or seconded country taxes greater than the final hypothetical tax, which was incurred as a result of your secondment. The settlement of taxes is subject to final review of any taxes paid on your behalf or advances provide to you as part of a tax settlement. However, because the Company is undertaking the obligation to pay your taxes in excess of your hypothetical tax under its tax equalization policy, the amount of any secondment country tax refunds received by you and final hypothetical tax settlement due from you must be paid to the Company.

The Company will also provide, at no cost to you, the services of KPMG to prepare your home and/or seconded country tax returns.

We look forward to our continuing relationship.

Sincerely yours,

DELPHI TECHNOLOGIES PLC

By:	/s/ James D. Harrington
Name: James D. Harrington
Title: Senior Vice President & General Counsel

/s/ Hari N. Nair
Hari N. Nair